Exhibit 99.5

FORM OF COMMUNICATION TO ELIGIBLE OPTION-HOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL FORM

Date:	, 2008
To:	Holders of M.D.C. Holdings Options Withdrawing from the Repricing Offer
From:	Continental Stock Transfer & Trust Company
Subject:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly executed and completed, this means that you have withdrawn all of your outstanding options that you previously tendered for repricing under the Offer and you have revoked your prior acceptance of M.D.C. Holdings’ Offer to reprice your outstanding underwater options. You will not have your options repriced. Instead, you will retain your outstanding options unchanged, with their existing tax classification, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly executed and completed, we are authorized by M.D.C. Holdings to accept your rejection of the Offer. Your outstanding options will remain unchanged after the Offer expires at 5:00 p.m. New York time on the Expiration Date, unless you subsequently elect to tender your options pursuant to the terms of the Offer prior to the expiration of the Offer.

If you have any questions, please direct your questions to Christopher M. McManus, Asst. Corporate Counsel, or Joseph H. Fretz, Secretary and Corporate Counsel, by mail at 4350 South Monaco Street, Suite 500, Denver, CO 80237 or by telephone at (303) 773-1100.